Exhibit 99.8

Deloitte LLP Hill House 1 Little New Street London EC4A 3TR Phone: +44 (0)20 7936 3000 Fax: +44 (0)20 7583 0112 www.deloitte.co.uk

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in Registration Statements No. 333-219986 and 333-207925 on Form S-8 of our reports dated February 27, 2020 relating to the financial statements of The Stars Group Inc. and the effectiveness of The Stars Group Inc.’s internal control over financial reporting appearing in this Annual Report on Form 40-F for the year ended December 31, 2019.

/s/ Deloitte LLP

London, United Kingdom

February 27, 2020

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